UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552

                                 SCHEDULE 13D/A

                        Under the Securities Act of 1934
                               (Amendment No. 4)*

                      Midland Capital Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59748B 10 8
                       ---------------------------------
                                 (CUSIP Number)


                                 Kip A. Weissman
                                 Michael A. Troy
                       Jenkens & Gilchrist, a professional
                      corporation 1919 Pennsylvania Avenue,
                                      N.W.
                                    Suite 600
                              Washington, DC 20006
                                 (202) 326-1500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                         -----------------
CUSIP NO. 59748 B 10 8                 13D                     Page 2 of 6 Pages
----------------------                                         -----------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Paul M. Zogas
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |X|
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  107,907
NUMBER OF                -------------------------------------------------------
SHARES                      8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          0
EACH                     -------------------------------------------------------
REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH
                                  107,907
                         -------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          107,907
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.65%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
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                                  Page 2 of 6

----------------------                                         -----------------
CUSIP NO. 59748 B 10 8                 13D                     Page 3 of 6 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Charles A. Zogas
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF, OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  87,987
NUMBER OF                -------------------------------------------------------
SHARES                      8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          0
EACH                     -------------------------------------------------------
REPORTING                   9     SOLE DISPOSITIVE POWER
PERSON WITH
                                  87,987
                         -------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,987
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.17%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

     Paul M. Zogas and Charles A. Zogas hereby amend, as set forth below, the Statement on Schedule 13D filed on January 7, 2000 (the "Statement") relating to the Common Stock of Midland Capital Holdings Corporation. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

     Charles A. Zogas acquired 2,500 additional shares of Common Stock of Midland Capital Holding Corporation on the date and for the price set forth in
Item 5(c) below for an aggregate cost of $40,000. All funds used to purchase said shares were from personal funds.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number of shares beneficially owned by Paul M. Zogas: 107,907 representing 29.65% of the outstanding shares on December 16, 2001.

     Aggregate number of shares beneficially owned by Charles A. Zogas: 87,987 representing 24.17% of the outstanding shares on December 16, 2001.

(b)  Paul M. Zogas

     1.   Sole power to vote or direct vote: 107,907
     2.   Shared power to vote or direct vote: -0-
     3.   Sole power to dispose or direct the disposition: 107,907
     4.   Shared power to dispose or direct the disposition: -0-

     Charles A. Zogas

     1.   Sole power to vote or direct vote: 87,987
     2.   Shared power to vote or direct vote: -0-
     3.   Sole power to dispose or direct the disposition: 87,987
     4.   Shared power to dispose or direct the disposition: -0-

(c)(1) The following table sets forth the transactions by Paul M. Zogas since the most recent 13D filing.

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                                                              Price per share
           Date              Number of Shares             (excluding commisions)
--------------------------------------------------------------------------------
         12/08/00                  865                              ---
--------------------------------------------------------------------------------


   (2) The following table sets forth the transactions by Charles A. Zogas since the most recent 13D filing.

--------------------------------------------------------------------------------
                                                              Price per share
           Date              Number of Shares             (excluding commisions)
--------------------------------------------------------------------------------
         12/08/00                  864                              ---
--------------------------------------------------------------------------------
         12/16/01                2,500                            $16.00
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                                   Page 5 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 14, 2002                      /s/ Charles A. Zogas
                                            ------------------------------------
                                            Charles A. Zogas


                                   Page 6 of 6